MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 [redacted] ountburgess.com
Facsimile: (61 ›untburgess.com

05011757

Ref: L3138
28 September 2005

SUPPL

Susan Min
Office of International Corporate Finance
Div of Corporate Finance
Securities and Exchange Commission
Room 3628
Washington DC 20549
United States of America.

Dear Ms Min,

Ref: Exemption No / Filing No: 82-1235 Mount Burgess Mining NL, Australia.

For your records please find enclosed announcements to the Australian Stock Exchange as follows:

26/08/05	Tsumkwe Diamond Exploration Project Namibia
26/08/05	Results of General Meeting
30/08/05	Tsumkwe Diamond Exploration Project Namibia
6/09/05	Share Placement
8/09/05	Annual Report 2005
9/09/05	Appendix 3B – New Issue Announcement
14/09/05	Appendix 3B – New Issue Announcement and Notice Under Section 708A (5)(e) of the Corporations Act
20/09/05	Notice of Meeting – Annual General Meeting
22/09/05	Dispatch of Annual Report 2005

Yours sincerely
MOUNT BURGESS MINING N.L.

M Scarpaolo

P.P **Jan Forrester**
Company Secretary
encl.

10/18

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

22 September 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

The Company wishes to advise in accordance with Listing Rule 4.7.1 that on 21 September it dispatched its Annual Report to security holders. The Annual Report comprises only the documents already given to ASX under listing rule 4.5.

Yours faithfully,

JAN FORRESTER
Company Secretary

MOUNT BURGESS MINING N.L.

A.C.N. 009 067 476

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Company will be held in the Sandalwood/Sheoak Conference Room, Ground Floor, Holiday Inn City Centre, Hay Street, Perth, Western Australia at 10.30 a.m. on Thursday 3 November 2005.

BUSINESS

Resolution 1. Financial report and directors' and audit reports

To receive and consider the financial report, including the directors' declaration, for the year ended 30 June 2005 and the related directors' report and audit report.

Resolution 2. Adoption of remuneration report

To consider and, if thought fit, pass the following resolution as an ordinary resolution

"that the section of the report of the Directors dealing with the remuneration of the Company's Directors and Executives("remuneration report") be adopted."

Note: In accordance with Section 250R of the Corporations Act 2001, the vote on Resolution 2. will be advisory only and will not bind the Directors of the Company.

Resolution 3. Rotation/Re-election of Directors – Mr G Taylor

To consider, and if thought fit, pass the following as an ordinary resolution:

"that Mr Godfrey Edward Taylor, who retires by rotation in accordance with Clause 13.3 of the Company's Constitution, and being eligible, be re-elected as a Director of the Company."

Resolution 4. Ratification of Share Placement announced on 5 September 2005

In accordance with Listing Rule 7.4 to consider and, if thought fit, pass the following as an ordinary resolution:

"that the placement as announced to the Australian Stock Exchange on 5 September 2005, of 7,000,000 ordinary shares, which rank parri passu with existing shares, to:

Citicorp Nominees	1,450,000
Reginald Keene	500,000
S R Porter	150,000
Lady Marriott Pty Ltd	100,000
MB ONE Pty Ltd	290,000
K Korganow	135,000

CJM & V Best	75,000
Arras Pty Ltd &50 Long Pty Ltd	500,000
Jogib Investments Pty Ltd	1,000,000
H Strik	500,000
Bligh Superannuation Pty Ltd	250,000
CEN Pty Ltd	500,000
Pacific International Petroleum Pty Ltd	500,000
Nefco Nominees Pty Ltd	950,000
Alexander Fleming Wylie	100,000

at an issue price of $0.10 per share to raise the Company $700,000 be ratified."

Funds from the placement to be applied to geophysical programmes and drilling on the Company's diamond and base metals projects in Namibia and Botswana and also to working capital.

(The Company will disregard any votes cast on the resolution by Citicorp Nominees, Reginald Keene, S R Porter, Lady Marriott Pty Ltd, MB ONE Pty Ltd, K Korganow, CJM & V Best, Arras Pty Ltd &50 Long Pty Ltd, Jogib Investments Pty Ltd, H Strik, Bligh Superannuation Pty Ltd, CEN Pty Ltd, Pacific International Petroleum Pty Ltd, Nefco Nominees Pty Ltd, Alexander Fleming Wylie and their associates. However, the Company need not disregard a vote if it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.)

Any Other Business

Voting Entitlement

The Board has determined that a shareholder's voting entitlement at the meeting will be taken to be the entitlement of that person shown in the register of members as at 5 p.m. on Tuesday 1 November 2005.

Proxies

A Proxy Form accompanies this notice and to be effective must be received by the Company's Registry Managers, Advanced Share Registry Services, P O Box 1156, Nedlands, Western Australia 6909, or the Company's Registered Office, Level 4, 109 St. Georges Terrace, Perth, Western Australia or faxed to the Company on ++ 61 8 9322 4607 no later than 10.30 a.m. on Tuesday 1 November 2005.

By order of the Board of Directors

Dated this 20th day of September 2005.

MOUNT BURGESS MINING N.L.

A.C.N. 009 067 476

PROXY FORM

Please return to:
Company Secretary,
C/o Advanced Share Registry Services,
P O Box 1156,
Nedlands, Western Australia 6009
or
110 Stirling Highway, Nedlands;
Western Australia, 6909

For the Annual General Meeting of the Company to be held in the Sandalwood/Sheoak Conference Room, Ground Floor, Holiday Inn City Centre, Hay Street, Perth Western Australia at 10.30 a.m. on Thursday 3 November 2005.

I/We____

of____

being a Member/Members of Mount Burgess Mining N.L. hereby appoint ____________________

or failing him/her, the Chairman of the Company as my/our proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Thursday 3 November 2005 at 10.30 a.m.the Holiday Inn City Centre, Hay Street, Perth Western Australia. and at any adjournment thereof.

The Chairman intends to vote in favour of the resolutions with respect to all undirected proxies given to him.

If you **do not** wish to direct your proxy how to vote, please place a mark in the box ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

ITEM OF BUSINESS

Resolution Number	For	Against
1. Financial report and directors' and audit reports	☐	☐
2. Adoption of remuneration report	☐	☐
3. Rotation/Re-election of Directors – Mr G Taylor	☐	☐
4. Ratification of Share Placement announced on 5 Sep 2005	☐	☐

See over for signing instructions:

This form must be signed by the member (in the case of a body corporate in the manner authorised by Section 127 (1) or (2) of the Corporations Law) or by an attorney of the member, as follows:

Shareholder's Telephone Number : ______________	Shareholder's Fax Number : ______________	
Signature Of Shareholder(s) (All joint holders must sign)	**Companies Only** - Executed in accordance with the Company's Constitution and the Corporations Law.	
X________ Signature Date	X________ Sole Director and Sole Secretary Date	
X________ Signature Date	X________ Director Date	X________ Secretary Date
X________ Signature Date	X________ Director Date	X________ Director Date

Note: If signed under Power of Attorney, a Certified Copy of the relevant Power of Attorney document must be exhibited to the Registry. The Attorney declares that he/she has had no notice of revocation of the Power of Attorney.

NOTES

A Shareholder of a Company who is entitled to attend and cast a vote at a meeting of the Company's members may appoint a person as the Shareholder's proxy to attend and vote for the Shareholder at the meeting.

The appointment may specify the proportion or number of votes that the proxy may exercise.

Each Shareholder may appoint a proxy. If the Shareholder is entitled to cast 2 or more votes at the meeting, they may appoint 2 proxies. If the Shareholder appoints 2 proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half of the votes.

An instrument appointing a proxy:

(i) shall be in writing under the hand of the appointor or of his attorney, or, if the appointor is a corporation, either under seal or under the hand of a duly authorised officer or attorney;

(ii) may specify the manner in which the proxy is to vote in respect of a particular resolution and, where an instrument of proxy so provides, the proxy is not entitled to vote on the resolution except as specified in the instrument;

(iii) shall be deemed to confer authority to demand or join in demanding a poll;

(iv) shall not be valid unless the original instrument and the power of attorney or other authority (if any) under which the instrument is signed (duly stamped where necessary) or a copy or facsimile which appears on its face to be an authentic copy of that proxy, power or authority, is or are deposited at or sent by facsimile transmission to the Registered Office, or deposited at or sent by facsimile transmission to such other place as is specified for that purpose in the notice convening the general meeting, no later than 48 hours prior to the time of the commencement of the general meeting in the place that the general meeting is being convened (or the resumption thereof if the general meeting is adjourned.)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MOUNT BURGESS MINING N.L.

ABN

31 009 067 476

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Fully Paid**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**7,000,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares @ an issue price of $0.10 each**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	**$0.10**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Funds raised from this issue will be applied to geophysical programmes, drilling and working capital**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**13 September 2005**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**171,040,000**	**Ordinary Fully Paid**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Unlisted employee share Options expiring 31/12/10
		1,750,000	Unlisted employee share Options expiring 31/12/05 (ASX Ref MTBAM)
		850,000	Unlisted employee share Options expiring 31/12/06 (ASX Ref MTBAO)
		100,000	Unlisted employee share Options expiring 31/12/07 (ASX Ref MTBAQ)
		2,400,000	Unlisted employee share Options expiring 31/12/09 (ASX Ref MTBAI)

All above options exercisable at 25 cents

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**N/A**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .*Nigel Forrester*...........Date: 14 September 2005.
(Chairman & Managing Director)

Print name: Nigel Forrester

== == == == ==

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

14 September 2005

To: Company Announcements Platform
The Australian Stock Exchange Limited

NOTICE UNDER SECTION 708A(5)(e) OF THE CORPORATIONS ACT

For the purposes of 708A of the Corporations Act 2001 ("Commonwealth") ("Act"), the Company has allotted 7,000,000 shares at an issue price of 10 cents without disclosure to investors under Part 6D.2 of the Act, and provides this notice in accordance with Section 708A(5)(e). Further, at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company and Section 674 of the Act. In addition, as at the date of this notice there is no "excluded information" (as defined in Section 708A(7) and (8) of the Act), required to be disclosed by the Company.

Jan Forrester
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MOUNT BURGESS MINING N.L.

ABN

31 009 067 476

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**UNQUOTEDAND UNLISTED EMPLOYEE SHARE OPTIONS**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**3,000,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Unquoted/unlisted options from these Company's Employee Share Option Plan, excercisable at 25 cents and expiring on 31 December 2010**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	NO Shares issued upon the exercise of options will rank parri passu with the then existing ordinary share capital
5	Issue price or consideration	**nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Options from the Employee Share Option Plan are issued, from time, to reward past services and contributions of eligible employees and also to assist in the recruitment, retention, incentive and motivation of eligible employees of the Company.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**Option certificates mailed today to employees**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**164,040,000**	**Ordinary Fully Paid**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,000,000	Unlisted employee share options expiring 31/12/10
		1,750,000	Unlisted employee share Options expiring 31/12/05 (ASX Ref MTBAM)
		850,000	Unlisted employee share Options expiring 31/12/06 (ASX Ref MTBAO)
		100,000	Unlisted employee share Options expiring 31/12/07 (ASX Ref MTBAQ)
		2,400,000	Unlisted employee share Options expiring 31/12/09 (ASX Ref MTBAI)
		All above options exercisable at 25 cents	
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	At present the company does not have a dividend policy.	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Jan Forrester ....Date: ..9 September 2005.
Company Secretary

Print name: Jan Forrester

== == == == ==

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX2005 Announcements

5 September 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

The Company is pleased to announce that it has reached agreements to place 7,000,000 shares at an issue price of $0.10 per share to raise $700,000.

Funds from the placement will be applied to geophysical programmes and drilling on the Company's diamond and base metals projects in Namibia and Botswana and also to working capital.

Yours faithfully,

Nigel Forrester
Managing Director

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: L6664

26 August 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Following are the results of the Resolutions put to members of the Company at today's General Meeting.

Resolution 1 Grant of Options to a Director

To consider and if thought fit pass the following resolution:

that the Directors be authorised to grant the following number of Options, from the Company's Employee Share Option Plan, to the Director named below if that Director applies for the grant of the Options pursuant to the said Plan.

Nigel Raymond Forrester 500,000 Options

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
33,655,256	469,550	17,225,346	1,579,183

Resolution 2. Grant of Options to a Director

To consider and if thought fit pass the following resolution:

that the Directors be authorized to grant the following number of Options, from the Company's Employee Share Option Plan, to the Director named below if that Director applies for the grant of the Options pursuant to the said Plan.

Martin Lindsay Spence 500,000 Options

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
33,655,256	**469,550**	**17,225,346**	**1,579,183**

Resolution 3. Grant of Options to a Director

To consider and if thought fit pass the following resolution:

that the Directors be authorized to grant the following number of Options, from the Company's Employee Share Option Plan, to the Director named below if that Director applies for the grant of the Options pursuant to the said Plan.

Ronald William O'Regan	500,000 Options

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
33,655,256	**469,550**	**17,225,346**	**1,579,183**

Resolution 4 Grant of Options to a Director

To consider and if thought fit pass the following resolution:

that the Directors be authorized to grant the following number of Options, from the Company's Employee Share Option Plan, to the Director named below if that Director applies to the grant of the Options pursuant to the said Plan.

Alfred Patrick Stirling	500,000 Options

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
33,655,256	**469,550**	**17,225,346**	**1,579,183**

Resolution 5 Grant of Options to a Director

To consider and if thought fit pass the following resolution:

that the Directors be authorized to grant the following number of Options, from the Company's Employee Share Option Plan, to the Director named below if that Director applies for the grant of the Options pursuant to the said Plan.

Godfrey Edward Taylor	500,000 Options

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
33,655,256	469,550	17,225,346	1,579,183

Resolution 6. Grant of Options to Jan Forrester

To consider and if thought fit pass the following resolution:

that the Directors be authorized to grant the following number of Options, from the Company's Employee Share Option Plan, to the Eligible Employee named below if that employee applies for the grant of the Options pursuant to the said Plan.

Jan Forrester	500,000 Options

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
33,600,526	524,550	17,225,346	1,579,183

Resolution 7. Ratify the Share Placement announced on 24 November 2004

To consider and, if thought fit, pass the following as an ordinary resolution:

that the placement as announced to the Australian Stock Exchange on 24 November 2004 of 4,240,000 ordinary shares, which rank pari passu with existing shares to:

Citicorp Nominees Ltd	1,604,000
Consors Capital Bank AG	896,000
Travelly Pty Limited	1,000,000
Lintop Pty Limited	370,000
Ioma Pty Limited	185,000

at an issue price of $0.135 per share to raise the Company $572,400 be ratified.

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
50,997,152	**350,000**	**-**	**1,579,183**

Resolution 8. Ratify the Share Placement announced on 7 February 2005.

To consider and if thought fit, pass the following as an ordinary resolution:

that the placement as announced to the Australian Stock Exchange on 7 February 2005 of 5,000,000 ordinary shares, which rank pari passu with existing shares, to:

Dadlon Pty Ltd	100,000
Swetja International Pty Ltd	200,000
JE and BJ Reeves	100,000
BF and EB Miers	100,000
R Keene	500,000
Cen Pty Ltd	250,000
H Strik	250,000
Jogib Investments	1,000,000
J P Morgan Noms. (Aust) Ltd	1,500,000
Running Water Limited	1,000,000

at an issue price of $0.11 per share to raise the Company $550,000 be ratified.

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
50,997,152	**350,000**	**-**	**1,579,183**

Resolution 9. Ratify the Share Placement announced on 6 May 2005.

To consider and if thought fit, pass the following as an ordinary resolution:

that the placement as announced to the Australian Stock Exchange on 6 May 2005 of 4,850,000 ordinary shares, which rank pari passu with existing shares, to:

Citicorp Nominees Pty Ltd	3,100,000
R Keene	600,000
Strata Drilling W A Pty Ltd	500,000
Shalimar Business S.A.	250,000
B M Coulson	250,000
J Gilmore	150,000

at an issue price of $0.08 per share to raise the Company $388,000 be ratified.

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
50,890,602	456,550	-	1,579,183

Resolution 10. Ratify the Share Placement announced on 23 June 2005

To consider and if thought fit, pass the following as an ordinary resolution:

that the placement as announced to the Australian Stock Exchange on 23 June 2005 of 7,150,000 ordinary shares, which rank pari passu with existing shares, to:

Elinora Pty Ltd	1,500,000
Nefco Nominees	1,220,000
Queensland M M Pty Ltd	1,430,000
Toltec Holdings Pty Ltd	1,000,000
Delbant Pty Ltd	1,000,000
Persal & Co Investments Pty Ltd	500,000
Jindabyne Pty Ltd	500,000

at an issue price of $0.07 per share to raise the Company $500,500 be ratified.

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
50,890,602	456,550	-	1,579,183

Yours faithfully,

Jan Forrester
Company Secretary

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

30 August 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

TSUMKWE DIAMOND EXPLORATION PROJECT NAMIBIA *(Listing Rule 3.1)*
Fresh Kimberlitic Garnets Recovered from Drilling

Following the announcement released by the Company on Friday 26th August 2005, reporting on fresh kimberlitic garnet results obtained from percussion Drill Holes NAM 772 and NAM 657, further results have now been received from drilling within the vicinity of NAM 772 and NAM 657 as follows:

NAM 773 Drilled 500m west south west of NAM 772 contained 5 garnets, 2 of which were very fresh Class 4 garnets[1].

NAM 774 Drilled 3km south west of NAM 772 contained 3 garnets, 2 of which were very fresh Class 4 garnets.

NAM 775 Drilled 1km south east of NAM 772 contained 9 garnets, 7 of which were very fresh Class 4 garnets.

NAM 778 Drilled 5km north west of NAM 657 contained 1 very fresh Class 4 garnet.

These results indicate that the garnets have travelled only a short distance from their kimberlite source.

A number of G10 garnets[2] and a diamond have previously been recovered in this area.

Drilling in the area is continuing.

[1] ***Classification of Indicator Mineral Grains to determine the Distance they have travelled***

	Mineral grains with remnants of their original surface	*Mineral grains without remnants of their original surface*
Grains that do not show any signs of wear indicating that they are either on kimberlite or have travelled only a short distance from a kimberlite source	*Class 1*	*Class 4*
Grains that show a slight amount of wear indicating that they have travelled a short to moderate distance from a kimberlite source	*Class 2*	*Class 5*
Grains that show moderate to extensive amounts of wear indicating that they could have travelled a moderate to a long distance from a kimberlite source	*Class 3*	*Class 6*

[2] *G10 (Group 10) garnets belong to Dawson and Stephens' (1975) diamond-inclusion garnet group. G10 garnets are similar to garnet inclusions often found within diamonds, indicating that G10 garnets are likely to be derived from deep-seated sources within the diamond stability field and have shed from a diamond bearing kimberlite.*

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy.

Mr Spence is a full time employee of the Company.

Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.



MOUNT BURGESS MINING N.L.
AREA OF FRESH
KIMBERLITIC GARNETS
0
0.75
1.5
3
kilometres
N
W
E
S
NAM018
5 (5)
NAM669
4 (4)
Diamond
& G10
NAM655
6 (3)
7 (4)
TKN146
RR043
6 (3)
NAM014
1 (1)
NAM767
3 (1)
TKN145
2 (1)
NAM028
2 (1)
NAM006
2 (2)
NAM778
1 (1)
NAM657
35(8)
NAM773
5 (2)
NAM772
11(6)
NAM775
9 (7)
NAM774
3 (2)
Legend
G10 Garnets
Results 30th August
Drill Hole ID
Total (Fresh
Garnets Garnets)

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

26 August 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

TSUMKWE DIAMOND EXPLORATION PROJECT NAMIBIA *(Listing Rule 3.1)*
Fresh Kimberlitic Garnets Recovered from Drilling

On 18 April 2005 the Company announced that results from Drill Hole NAM 657 had yielded 35 kimberlitic pyrope garnets, 8 of which had been classified as very fresh Class 4 garnets[1], indicating the possible presence of a kimberlite source within close proximity.

Results from follow-up drilling conducted in this area are now being received. NAM 772 drilled 3km south east of NAM 657 has yielded 11 kimberlitic pyrope garnets, 6 of which have been classified as fresh Class 4 garnets and NAM 767 drilled 2km north-north-east of NAM 657 has yielded 1 very fresh Class 4 garnet (see attached plan). These results indicate that the garnets have travelled only a short distance from their kimberlite source.

A number of G10 garnets[2] and a diamond have previously been recovered in this area.

Drilling in this area is continuing.

Yours faithfully,

Martin Spence


MOUNT BURGESS MINING N.L.
AREA OF FRESH KIMBERLITIC GARNETS
0 0.5 1 2
kilometres
N
W
E
S
NAM018
5 (5)
NAM669
4 (4)
Diamond & G10
NAM655
6 (3)
5 (4)
TKN146
RR043
6 (3)
NAM014
1 (1)
NAM767
3 (1)
TKN145
2 (1)
NAM028
2 (1)
NAM006
2 (2)
AREA OF RESULTS ANNOUNCED ON THE 26th AUGUST 2005
NAM657
35(8)
NAM772
11(6)
Legend
G10 Garnets
Drill Hole ID
Total (Fresh Garnets)
Garnets